

August 25, 2006

Ms. Joanne R. Finnerty
Chief Financial Officer
JMG Exploration, Inc.
Suite 2600, 500 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

      Re: **JMG Exploration, Inc.**
              Post-effective Amendment No. 1 to Registration Statement on Form SB-2
              Filed June 30, 2006
              File No. 333-120082

              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed April 6, 2006, as amended
              File No. 01-32438

              Form 10-Q for the Fiscal Quarter Ended March 31, 2006
              Filed May 15, 2006

Dear Ms. Finnerty:

We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please amend your periodic reports cited above to include the disclosure you have proposed in your response letter. For instance, please make clear in your 10-K for

the fiscal year ended December 31, 2005, as stated in your response letter, that "[a]s of December 31, 2005, management conducted an assessment of the effectiveness of the design and operation of the Company's disclosure controls. Based on this assessment, management has determined that the Company's disclosure controls as of December 31, 2005 were ineffective."

Post-effective Amendment No. 1 to Registration Statement on Form SB-2

General

2.   Please amend the accounting and disclosures in your registration statement, as necessary to comply with all applicable comments written on your periodic reports.

Financial Statements

General

3.   It appears you will need to further update your financial statements to comply with Item 310(g) of Regulation S-B.

4.   Please ask your auditors to update their consent for your amended document, as well as any future amendments to your registration statement.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

General

5.   Please revise the explanatory notes for your amended filings to indicate the nature of the revisions you have made to the documents to comply with generally accepted accounting principles and your filing obligations under the Exchange Act, rather than stating that the revisions were made pursuant to our comments.

Controls and Procedures, page 54

6.   Please substantially revise your disclosure in this section to provide a more detailed explanation of the ineffectiveness of your disclosure controls and procedures. For example:

- Disclose the precise date at which your certifying officers reviewed your disclosure controls and procedures and identified them as needing improvement.
- Clearly describe the problems the officers identified as a result of their review.
- Please identify the names of the independent experts that assisted you with accounting and disclosure matters.

- Disclose the dates upon which the independent experts initiated their review and completed their review.
- File as an exhibit a consent from the independent experts to being named in the document and to you disclosing the results of their review.
- Explain the results of the independent expert's review and describe any recommendations made with respect to the situation.
- Describe the steps you took and are taking to remediate the situation. Ensure that this discussion specifies in sufficient detail the nature of the changes.
- Explain how the changes were intended to resolve the identified problems.
- State whether the company believes that the problems still exist at the end of the period covered by the report.

We may issue further comments after reviewing your response.

Financial Statements

7.   Although the audit report included with your draft amendment provides audit coverage to the activity presented for the year ended December 31, 2005, and from July 16, 2004 (inception) through December 31, 2004, it does not reference the cumulative information from inception through December 31, 2005. Please consult with your auditor on the extent of audit services provided and revise accordingly.

8.   Please correct the spelling of the auditor name on the audit report that is attached to your draft amendment.

Note 4 – Property and Equipment, page 55

9.   Disclose the nature and terms of the property acquisition depicted in your statement of cash flows on page 47, for which you expended $15,918,765 in 2005.

Note 12 – Subsequent Events, page 64

10.   Disclose the value of consideration you have agreed to convey in exchange for the shares of JED Oil Inc., based on the market value of your stock.

Form 10-QSB for the Interim Period Ended March 31, 2006

Financial Statements

Note 4 – Promissory Note, page 15

11.   Expand your disclosure to explain the circumstances under which you issued the

$1,500,000 promissory note, with details sufficient to understand your presentation in the cash flow statement on page F-22.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Controls and Procedures, page 29

12.   We reissue prior comment 9. Please amend your Form 10-Q for the fiscal quarter ended March 31, 2006 to include the disclosure required by Items 307 and 308 of Regulation S-K.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracie Towner at (202) 551-3744 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Wynn
        T. Towner
        K. Hiller
        J. Murphy

        via facsimile
        Kimberley R. Anderson
        (206) 903-8820